                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____ to ____

                          Commission File Number 1-5627

             A. Full title of the plan and the address of the plan,
               if different from that of the issuer named below:

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ITT INDUSTRIES, INC.
                   4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

                   ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES

                                                                                   PAGE
                                                                                -----------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                         F-1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
      as of December 31, 2005 and 2004                                          F-2

   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2005                                      F-3

   Notes to Financial Statements as of December 31, 2005 and 2004
      and For the Year Ended December 31, 2005                                  F-4 - F-11

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
      (Held at End of Year) as of December 31, 2005                             F-12 - F-23

Exhibit 23 - Consent of Independent Registered Public Accounting Firm           F-24

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Company's books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2005.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES


BY: /s/ Geovanna Chan
   ----------------------------------------------------------------------
   (Geovanna Chan, Director Benefits Administration & Financial Reporting)

June 29, 2006
-------------------
(Date)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
ITT Industries Investment and Savings Plan for Salaried Employees
White Plains, New York

We have audited the accompanying statements of net assets available for benefits of ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Stamford, Connecticut
June 27, 2006

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                              December 31
                                        -----------------------
                                           2005          2004
                                        ----------   ----------
Assets:
Cash                                    $      208   $       --
Investments                              2,090,494    1,914,552

Receivables:
   Dividends                                 1,466        1,397
   Interest                                  3,089        2,591
   Employer Contributions                      890          813
   Participant Contributions                 2,678        2,347
   Unsettled Security Sales                     --          597
                                        ----------   ----------
      Total Receivables                      8,123        7,745

Liabilities:
   Accrued Financial Services Expense           --          168
   Accrued Administrative Expense               --          398
   Unsettled Security Purchases                 --        6,414
                                        ----------   ----------
      Total Liabilities                         --        6,980

Net Assets Available for Benefits       $2,098,825   $1,915,317
                                        ==========   ==========

The accompanying notes to financial statements are an integral part of the above statements.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                                         Year ended
                                                      December 31, 2005
                                                      -----------------
ADDITIONS:
   Additions to net assets attributed to:
      Investment Income:
      Net appreciation in fair value of investments      $  153,784
      Dividends                                              22,753
      Interest                                               30,147
                                                         ----------
         Total investment income                            206,684

   Contributions:
      Participants                                           73,152
      Employer                                               23,707
                                                         ----------
         Total contributions                                 96,859

Asset transfers/rollovers                                     9,611
                                                         ----------
         Total additions                                    313,154
                                                         ----------
DEDUCTIONS:
   Deductions from net assets attributed to:
      Withdrawals and distributions                        (126,000)
      Investment management expenses                         (2,000)
      Administrative expenses                                (1,646)
                                                         ----------
         Total deductions                                  (129,646)

         INCREASE IN NET ASSETS                             183,508
                                                         ----------
NET ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                                1,915,317
                                                         ----------
         End of year                                     $2,098,825
                                                         ==========

The accompanying notes to financial statements are an integral part of the above statement.

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004, AND FOR
                        THE YEAR ENDED DECEMBER 31, 2005
                                ($ IN THOUSANDS)

1.   DESCRIPTION OF THE PLAN

The following description of the ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL--The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Industries, Inc. (the "Company"). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS--

EMPLOYEE--An eligible employee as defined in the Plan ("Member") may generally elect to contribute 2% to 25% of base salary. A Member may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan savings up to a maximum of 14% of base pay as either Before-Tax Savings, After-Tax Savings, or any combination subject to the dollar limitation contained in section 402(g) of the Internal Revenue Code (the "Code") in order to satisfy the IRS Non-Discrimination Test.

EMPLOYER--An amount equal to 50% of a Member's first 6% of base salary saved is matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary to the Floor Company Contribution Account, as defined by the Plan, of each eligible Member. All Members have the ability to invest their Company contributions in any of the Plan's investment options.

All Company contributions, including the future Company contributions to the Plan, have been deposited into the Employee Stock Ownership account (ESOP). All dividends associated with the Company contribution held in the ITT Industries Stock Fund in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Industries Stock Fund or paid to them in cash on a quarterly basis.

INVESTMENT DIRECTION--A Member may direct employee contributions and Company contributions, in any whole percentage, among any of twelve investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the twelve funds, however, limited to a maximum of four fund reallocations or transfers in any calendar month, as defined below. The twelve funds are as follows:

     ITT Industries Stock Fund
     Managed Equity Index Fund
     Stable Value Fund
     Balanced Fund
     Long Term Bond Fund
     Equity Value Fund
     Aggressive Growth Fund
     Global Equity Fund
     Small Cap Equity Fund
     Asset Allocation Fund - Conservative
     Asset Allocation Fund - Moderate
     Asset Allocation Fund - Aggressive

MEMBER ACCOUNTS--Each Member's account is credited with the Member's contributions, Company contributions and an allocation of Plan earnings, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Plan accounts are valued and reconciled between the trustee and record keeper daily. Members can initiate transactions by using the Plan's web site, the automated voice response system, or by speaking to a Plan representative at the ITT Industries Benefits Center ("Benefits Center").

A Member or deferred Member* may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

VESTING--Members are immediately vested in their contributions and the Company floor contributions plus earnings thereon. Member's interests in matching Company contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

* A Member who has terminated employment with the Company and the Member has elected to either defer his account or did not make any election and therefore, his account was automatically deferred, the spouse beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.

                             Non-forfeitable
Years of Service               Percentage
----------------             ---------------
Less than 1 year..........          0%
1 but less than 2 years...         20%
2 but less than 3 years...         40%
3 but less than 4 years...         60%
4 but less than 5 years...         80%
5 or more years...........        100%

As of December 31, 2005 and 2004, the cumulative matching Company contributions and floor Company contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

               2005       2004
             --------   --------
Vested       $847,506   $763,549
Non-vested      6,202      6,072
             --------   --------
             $853,708   $769,621
             ========   ========

FORFEITURES--Forfeitures of the non-vested portion of any Member's matching Company contributions are applied to reduce future Company contributions. Forfeitures for the year ended December 31, 2005 were $457.

MEMBER LOANS--A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the Vested Share or fifty thousand dollars, reduced by the Member's highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, set at the date of the loan origination, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred eighty months. Members may have two loans outstanding at the same time. Loans to Members at December 31, 2005 and 2004 were $24,701 and $23,359, respectively.

A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Plan's Benefits Center. However, no new loans can be requested after termination of employment.

PAYMENT OF BENEFITS--On termination of employment (including death, disability, or retirement), a Member or his/her surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member's vested interest in his/her account paid in cash or as a rollover to another qualified plan or an IRA, or periodic payments under one of two alternative installment options. In any case, a Member or his/her surviving spouse beneficiary whose vested account balance is more than three thousand five hundred dollars (five thousand dollars effective January 1, 2005) may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member's date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member's death.

DIRECT ROLLOVER OF CERTAIN DISTRIBUTIONS - If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of his/her account. The distribution can be in a form of a rollover as follows:

(1) Elective Rollover - A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2) Mandatory Rollover - If a Member's account balance is greater than one thousand dollars but less than five thousand dollars and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to an eligible retirement plan within the election period, the account balance will be automatically rolled over to an IRA established in the Member's name.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at contract value (Note 6). Quoted market prices are used to value investments except investments in common collective trusts, which are stated at estimated fair values based on the unit values of the underlying funds. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EXPENSES--The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2005, these expenses amounted to 0.20% of trust assets. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Industries Stock Fund.

PAYMENT OF BENEFITS--Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $120 and $117 at December 31, 2005 and 2004 respectively.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets:

                                                                              December 31
                                                                           -------------------
                                                                             2005       2004
                                                                           --------   --------
*ITT Industries Common Stock, 14,587,992 and 14,881,758 shares outstanding (restated for two-for-one stock split effective February
   21, 2006), respectively, at fair value                                  $749,969   $628,382

Investment Contract with Bank of America, at contract value                $186,776   $178,682

Investment Contract with IXIS Financial Products Inc.
   formerly, Caisse des Depots et Consignations (CDC),
   at contract value                                                       $167,978   $192,775

Investment Contract with Monumental Life Insurance Company,
   at contract value                                                       $178,394   $187,027

*JP Morgan Chase Bank US Smart Index Fund,
   8,211,843 and 8,631,803 shares respectively, at fair value              $194,292   $196,028

*    Permitted party-in-interest

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $153,784, as follows:

Mutual Funds               $  4,846
Common Stock                138,468
Common/Collective Trusts     11,489
U.S. Notes                   (1,020)
Other Federal Agencies            1
                           --------
    Net appreciation       $153,784
                           ========

4. PLAN TRUSTEE

State Street Bank and Trust Company served as the Plan's Trustee for the period from January 1, 2005 to December 31, 2005. Fees paid by the Plan for Trustee services provided by State Street Bank and Trust Company amounted to $379 for the year ended December 31, 2005.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS.

The Plan has entered into numerous group annuity contracts with five regulated insurance companies and other financial institutions. These contracts, which are classified as part of the Stable Value Fund, are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings and less Plan withdrawals and administrative expenses. The fair value of the investment contracts at December 31, 2005 and 2004 was $596,457 and $622,473, respectively. The aggregate fair value of these contracts was $4,395 below book value as of December 31, 2005 and exceeded book value by $12,220 at December 31, 2004.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the investment contracts at December 31, 2005 and for the year ended December 31, 2004 was 4.57% and 4.43% respectively. The crediting interest rate for the investment contracts ranged from 4.33% to 4.69% at December 31, 2005 and from 4.30% to 4.52% at December 31, 2004. The crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. The investment contracts have scheduled maturities from March 30, 2006 to May 31, 2018.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2005 and 2004, the Plan held 14,587,992* and 14,881,758* shares outstanding, respectively, of common stock of ITT Industries, Inc., the sponsoring employer, with a cost basis of $329,450 and $288,205, respectively. During the year ended December 31, 2005, the Plan recorded related dividend income of $5,300.

Certain administrative functions are performed by the officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan.

Certain Plan investments are shares of common stock and common collective trusts managed by JP Morgan Chase Bank, the recordkeeper of the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

*    Restated for two-for-one stock split effective February 21, 2006.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

9. ASSET TRANSFERS /ROLLOVERS

During 2005, $9,611 of assets were transferred into the Plan of which $3,232 were transferred from the Flojet Corp. 401(k) Savings Plan, the Pure-Flo Precision Employees Profit Sharing Plan and from the Allen Osborne Associates, Inc 401(k) Plan and the balance was from individual Member's rollovers.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

                                                                    As of December 31
                                                                 -----------------------
                                                                    2005         2004
                                                                 ----------   ----------
Net assets available for benefits per the financial statements   $2,098,825   $1,915,317
Amounts allocated to withdrawing Members                               (120)        (117)
                                                                 ----------   ----------
Net assets available for benefits per the Form 5500              $2,098,705   $1,915,200
                                                                 ==========   ==========

The following is a reconciliation of benefits paid (withdrawals) to Members according to the financial statements to the Form 5500:

                                                                          Year Ended
                                                                       December 31, 2005
                                                                       -----------------
Benefits paid to Members per the financial statements                      $126,000
Add: Amounts allocated to withdrawing Members at December 31, 2005              120
Less: Amounts allocated to withdrawing Members at December 31, 2004            (117)
                                                                           --------
Benefits paid to Members per the Form 5500                                 $126,003
                                                                           ========

11. SUBSEQUENT EVENTS

NEW INVESTMENT OPTIONS -- Effective January 1, 2006 the Plan has been amended to include five new Target Retirement Funds to replace the three Asset Allocation Funds, (Conservative, Moderate and Aggressive) eliminated as of December 31, 2005. In the event a Member has not made investment elections for his/her existing employee and company account balances and/or future contributions, such balances and/or future contributions will be invested in the Target Retirement Fund that is appropriate based on the Member's year of birth. The five funds are as follows:

            Funds               Member's Year of Birth
            -----               ----------------------
Target Retirement Fund Income        Prior to 1945
Target Retirement Fund 2010          1945 - 1949
Target Retirement Fund 2015          1950 - 1954
Target Retirement Fund 2020          1955 - 1964
Target Retirement Fund 2030          1965 or Later

In addition, commencing January 1, 2006, the Plan provides access to a self-directed brokerage account which allows a Member to invest in publicly traded securities subject to certain limitations. No more than 20% of a Member's account may be directed to the Self-directed Brokerage Account Fund.

ITT INDUSTRIES STOCK FUND - Effective April 1, 2006, the Plan has been amended to limit the amount that may be held in the ITT Industries Common Stock Fund to 20% of a Member's balance. Member's whose investment in the ITT Industries Common Stock Fund exceeded 20% of their total account balance immediately preceding the effective date of the amendment are permitted to remain invested in the stock fund at the level in effect immediately preceding the effective date. Members whose investment in the ITT Industries Common Stock Fund are 20% or more immediately following the effective date of the amendment or on the last day of any quarter thereafter are not permitted to designate more than 20% of their employee or company contributions to the stock fund.

AUTOMATIC ENROLLMENT - Effective January 1, 2006, the Plan has been amended to provide that all salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2006 and who have not elected a contribution rate, shall be deemed to have elected a 2% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.

ACCONT MANAGEMENT OPTION - Effective January 1, 2006, the Plan has been amended to make access to professional investment management services available to Members through a Personal Asset Manager program.

NEW TRUSTEE - Effective January 1, 2006 the Plan's Trustee, State Street Bank and Trust Company was succeeded by Wells Fargo Bank, NA.

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
 *   State Street Bank + Trust Co Short Term                      Money Market Fund                            **         30,736,250
     Investment Fund

     United States Treasury Bonds                                 US Government Security, Par - 3,675,000      **          4,360,042
                                                                  Maturity 8/15/13, Interest 12%

     United States Treasury Bonds                                 US Government Security, Par - 3,400,000      **          5,119,125
                                                                  Maturity 2/15/15, Interest 11.25%

     United States Treasury Bonds                                 US Government Security, Par - 2,230,000      **          2,504,917
                                                                  Maturity 2/15/31, Interest 5.375%

     United States Treasury Notes                                 US Government Security, Par - 5,970,000      **          5,729,803
                                                                  Maturity 2/15/09, Interest 3%

     United States Treasury Notes                                 US Government Security, Par - 11,875,000     **         11,584,621
                                                                  Maturity 7/15/09, Interest 3.625%

     United States Treasury Notes                                 US Government Security, Par - 5,070,000      **          4,998,503
                                                                  Maturity 9/30/06, Interest 2.5%

     ADC Telecommunications Inc                                   Common Stock                                 **            217,636

     Abbott Labs                                                  Common Stock                                 **            831,973

     Agilent Technologies Inc                                     Common Stock                                 **             26,732

     Alcoa Inc                                                    Common Stock                                 **            730,379

     Alliance Gaming Group                                        Common Stock                                 **            424,452

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Allied Waste Industries                                      Common Stock                                 **            877,496

     Altria Group Inc                                             Common Stock                                 **          1,584,064

     American Electric Power Inc                                  Common Stock                                 **          1,064,483

     Amercan International Group Inc                              Common Stock                                 **          3,336,447

     American Tower Corp                                          Common Stock                                 **            336,040

     Andrx Corp Del                                               Common Stock                                 **            574,803

     Aquila Inc                                                   Common Stock                                 **            456,480

     Aramark Corp                                                 Common Stock                                 **            986,190

     Arrow Electronics Inc                                        Common Stock                                 **            608,570

     Avnet Inc                                                    Common Stock                                 **            304,038

     Axis Capital Holdings Ltd                                    Common Stock                                 **          1,348,168

     BJ Services Co                                               Common Stock                                 **            751,735

     BP Plc                                                       Common Stock                                 **          2,254,122

     Bank of America Corp                                         Common Stock                                 **          2,680,392

     Bank of New York Inc                                         Common Stock                                 **            592,410

     BEA Systems Inc                                              Common Stock                                 **          1,017,080

     Benfield Froup Limited                                       Common Stock                                 **            522,690

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Blockbuster Inc                                              Common Stock                                 **            394,875

     Boeing Co                                                    Common Stock                                 **          1,840,288

     Borg Warner Inc                                              Common Stock                                 **            848,820

     CSX Corp                                                     Common Stock                                 **          2,543,577

     CA Inc                                                       Common Stock                                 **            811,872

     Cadbury Schweppes PLC                                        Common Stock                                 **            895,986

     Chevron Corp                                                 Common Stock                                 **          1,510,082

     Chubb Corp                                                   Common Stock                                 **          2,265,480

     Citigroup Inc                                                Common Stock                                 **          4,125,050

     Citizens Communications Co                                   Common Stock                                 **          1,056,672

     Clorox Co                                                    Common Stock                                 **          1,075,221

     Comcast Corp New                                             Common Stock                                 **            716,751

     Community Health Sys Inc New                                 Common Stock                                 **            778,302

     ConocoPhillips                                               Common Stock                                 **          1,169,418

     Cooper Industries Ltd                                        Common Stock                                 **            751,900

     Crown Castle Intl Corp                                       Common Stock                                 **            341,757

     Devry Inc                                                    Common Stock                                 **            350,000

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Discovery Holding Co                                         Common Stock                                 **            849,915

     Dover Corp                                                   Common Stock                                 **          1,202,553

     Du Pont EI De Nemours & Co                                   Common Stock                                 **          1,338,750

     Ensco Intl Inc                                               Common Stock                                 **            541,070

     Education Management Corp                                    Common Stock                                 **            737,220

     Electronic Data System Corp                                  Common Stock                                 **            766,876

     Embraer Empresa Brasileira                                   Common Stock                                 **            461,380

     Entergy Corp                                                 Common Stock                                 **          1,407,325

     Expedia Inc                                                  Common Stock                                 **            674,474

     Exxon Mobil Corp                                             Common Stock                                 **          3,426,370

     Federal Home Loan Mortgage Corp                              Common Stock                                 **          1,588,005

     Federal National Mortgage Assn                               Common Stock                                 **          1,908,471

     Flextronics International Ltd                                Common Stock                                 **            663,984

     Gemstar TV Guide Intl Inc                                    Common Stock                                 **            739,935

     General Electric Co                                          Common Stock                                 **          2,825,030

     Genworth Financial Inc                                       Common Stock                                 **            691,600

     GlobalSantaFe Corp                                           Common Stock                                 **            789,660

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Goldman Sachs Group Inc                                      Common Stock                                 **            804,573

     Goodrich Corp                                                Common Stock                                 **          1,582,350

     Gtech Holdings Corp                                          Common Stock                                 **            983,940

     HCA Inc                                                      Common Stock                                 **            626,200

     Harmony Gold Mng Ltd                                         Common Stock                                 **            649,890

     Hartford Financial Services Group                            Common Stock                                 **            661,353

     Hewitt Associates Inc                                        Common Stock                                 **            548,996

     Hewlett Packard Co                                           Common Stock                                 **          2,344,797

     Human Genome Sciences Inc                                    Common Stock                                 **            226,840

     Huntsman Corp                                                Common Stock                                 **            569,982

     IDT Corp                                                     Common Stock                                 **            687,960

     IAC InterActiveCorp                                          Common Stock                                 **          1,278,197

 *   ITT Industries, Inc                                          Common Stock                                 **        749,968,669

     Imclone Systems Inc                                          Common Stock                                 **            441,696

     Intel Corp                                                   Common Stock                                 **          2,146,560

     Interpublic Group Co Inc                                     Common Stock                                 **            566,455

 *   JP Morgan Chase & Co                                         Common Stock                                 **          2,366,635

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Jones Apparel Group Inc                                      Common Stock                                 **            528,384

     Kroger Co                                                    Common Stock                                 **          2,299,584

     Lazard Ltd                                                   Common Stock                                 **          1,001,660

     Lear Corp                                                    Common Stock                                 **            332,982

     Lehman Brothers Holdings Inc                                 Common Stock                                 **          1,191,981

     Lilly Eli & Co                                               Common Stock                                 **          2,042,899

     Limited Brands Inc                                           Common Stock                                 **            565,455

     MEMC Electronic Materials Inc                                Common Stock                                 **            314,814

     Magna Intl Inc                                               Common Stock                                 **            712,602

     Manhattan Associates Inc                                     Common Stock                                 **            847,872

     Manpower Inc                                                 Common Stock                                 **          1,302,000

     McDonalds Corp                                               Common Stock                                 **          1,193,688

     Meadwestvaco Corp                                            Common Stock                                 **          1,070,746

     Medco Health Solutions Inc                                   Common Stock                                 **          1,668,420

     Medimmune Inc                                                Common Stock                                 **            448,256

     Merck & Co Inc                                               Common Stock                                 **          1,498,251

     Merrill Lynch & Co Inc                                       Common Stock                                 **          1,422,330

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Metlife Inc                                                  Common Stock                                 **          1,470,000

     Microsoft Corp                                               Common Stock                                 **          3,987,875

     Montpelier Re Holdings Ltd                                   Common Stock                                 **            701,190

     Nalco Holding Co                                             Common Stock                                 **            945,714

     National City Corp                                           Common Stock                                 **            909,747

     Navistar International Corp Inc                              Common Stock                                 **            269,028

     Navigant Consulting Co                                       Common Stock                                 **            367,066

     Noble Corp                                                   Common Stock                                 **            761,832

     Nokia Corp                                                   Common Stock                                 **          1,709,220

     Nortel Networks Corp                                         Common Stock                                 **             50,582

     Northrop Grumman Corp                                        Common Stock                                 **            925,694

     Nuveen Investments Inc                                       Common Stock                                 **          1,155,002

     Occidental Petroleum Corp                                    Common Stock                                 **          1,917,120

     Office Depot Inc                                             Common Stock                                 **          1,381,600

     Packaging Corp America                                       Common Stock                                 **            201,960

     Pearson PLC                                                  Common Stock                                 **          1,207,179

     Pepsico Inc                                                  Common Stock                                 **          1,293,852

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Performance Food Group Co                                    Common Stock                                 **            998,624

     Pfizer Inc                                                   Common Stock                                 **            986,436

     Pinnacle Entmt Inc                                           Common Stock                                 **          1,015,581

     Procter & Gamble Co                                          Common Stock                                 **            717,712

     Radio One Inc                                                Common Stock                                 **            882,855

     Rockwood Holdings Inc                                        Common Stock                                 **            637,279

     Rowan Cos Inc                                                Common Stock                                 **            762,696

     Royal Bank of Scotland Group                                 Common Stock                                 **            898,360

     Safeway Inc                                                  Common Stock                                 **          1,043,406

     The St Paul Travelers Companies Inc                          Common Stock                                 **            916,360

     Sanmina Sci Corp                                             Common Stock                                 **            302,460

     Sanofi Aventis                                               Common Stock                                 **            939,460

     Schlumberger Ltd                                             Common Stock                                 **            913,210

     Schwab Charles Corp                                          Common Stock                                 **          1,089,981

     Sempra Energy                                                Common Stock                                 **          1,076,160

     Smurfit Stone Container Corp                                 Common Stock                                 **            481,241

     Solectron Corp                                               Common Stock                                 **            409,188

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Sprint Nextel Corp                                           Common Stock                                 **          1,495,040

     Suntrust Banks Inc                                           Common Stock                                 **            996,812

     TXU Corp                                                     Common Stock                                 **            722,736

     Target Corp                                                  Common Stock                                 **          1,610,621

     Tech Data Corp                                               Common Stock                                 **            710,272

     Tellabs Inc                                                  Common Stock                                 **            453,440

     Temple Inland Inc                                            Common Stock                                 **            470,925

     Tenet Healthcare Corp                                        Common Stock                                 **            107,240

     Textron Inc                                                  Common Stock                                 **            900,666

     Tibco Software Inc                                           Common Stock                                 **            322,704

     Time Warner Inc                                              Common Stock                                 **          1,770,160

     Toyota Motor Co                                              Common Stock                                 **            732,340

     Unilever N V                                                 Common Stock                                 **            679,635

     Unumprovident Corp                                           Common Stock                                 **            805,350

     Viacom Inc                                                   Common Stock                                 **          1,364,929

     VNU N V                                                      Common Stock                                 **            747,965

     Wachovia Corp                                                Common Stock                                 **          1,998,108

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
     Watson Pharmaceuticals Inc                                   Common Stock                                 **          1,046,822

     Weatherford Intl Ltd                                         Common Stock                                 **            847,080

     Westwood One Inc                                             Common Stock                                 **            311,330

     Wisconsin Energy Corp                                        Common Stock                                 **            820,260

     XL Capital Ltd                                               Common Stock                                 **            680,538

 *   Participants Loans                                           Participant Loans                            **         24,700,669
                                                                  The Loan interest rate ranges varied
                                                                  from 4% - 11%, maturing from
                                                                  1/3/2006 - 10/31/2028

 *   JP Morgan Chase Bank Corporate High Yield Opportunity Fund   Common/Collective Trusts                     **            858,559

 *   JP Morgan Chase Bank Disc Eq Fund                            Common/Collective Trusts                     **          4,067,876

 *   JP Morgan Chase Bank EAFE Equal Opportunity Fund             Common/Collective Trusts                     **         83,567,848

 *   JP Morgan Chase Bank EAFE Plus Fund                          Common/Collective Trusts                     **          3,641,647

 *   JP Morgan Chase Bank Emerging Market Fund                    Common/Collective Trusts                     **            980,493

 *   JP Morgan Chase Bank Emerging Markets Equity Foc Fund        Common/Collective Trusts                     **            240,478

 *   JP Morgan Chase Bank Emerging Markets Fixed Income Fund      Common/Collective Trusts                     **            778,378

 *   JP Morgan Chase Bank Guaranty Trust Co of NY Liquidity Fund  Common/Collective Trusts                     **          1,180,928

 *   JP Morgan Chase Bank International Rate Fund                 Common/Collective Trusts                     **            351,645

 *   JP Morgan Chase Bank MACS Equity Fund                        Common/Collective Trusts                     **          2,091,759

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
 *   JP Morgan Chase Bank Mortgage Private Placement Fund         Common/Collective Trusts                     **          9,781,481

 *   JP Morgan Chase Bank Public Bond Fund                        Common/Collective Trusts                     **         28,028,833

 *   JP Morgan Chase Bank Special Sit Property Fund               Common/Collective Trusts                     **            381,037

 *   JP Morgan Chase Bank Strategic Property Fund                 Common/Collective Trusts                     **          1,021,485

 *   JP Morgan Chase Bank US Act Fixed Core Fund                  Common/Collective Trusts                     **         12,122,109

 *   JP Morgan Chase Bank US Analyst Fund                         Common/Collective Trusts                     **          7,679,240

 *   JP Morgan Chase Bank US Real Estate Sec Fund                 Common/Collective Trusts                     **          1,193,946

 *   JP Morgan Chase Bank US Smart Index Fund                     Common/Collective Trusts                     **        194,292,205

 *   JP Morgan Chase Bank US Strat Small Comp Eq Fund             Common/Collective Trusts                     **          3,928,766

     American Century Small Cap Quantitative Fund                 Registered Investment Company                **         66,031,775

     American Century Mutual Funds Inc                            Registered Investment Company                **          2,608,306

     New Perspective Fund Inc                                     Registered Investment Company                **         89,119,104

     Bank of America N.A.                                         Bank Investment Contract
                                                                  Interest 4.68%                               **        186,775,535

     Business Mens Assurance Co                                   Insurance Company General Account
                                                                  Maturity 3/30/06, Interest 6.17%             **         11,908,184

     IXIS Financial Products, Inc. (formerly CDC)                 Insurance Company General Account
                                                                  Interest 5.25%                               **        167,977,918

     ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED     EIN: 13-5158950
        EMPLOYEES SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS               PN: 100
          (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                      INCLUDING MATURITY DATE, RATE OF
                   (B) IDENITY OF ISSUER, BORROWER,                   INTEREST, COLLATERAL, AND PAR OR                 (E) CURRENT
(A)                    LESSOR OR SIMILARY PARTY                                MATURITY VALUE               (D) COST      VALUE
---  -----------------------------------------------------------  ----------------------------------------  --------  --------------
 *   JP Morgan Chase Bank                                         Bank Investment Contract
                                                                  Maturity 5/31/18, Interest 4.01%             **         40,323,981

     Monumental Life Insurance Co                                 Insurance Company General Account
                                                                  Maturity 5/31/18, Interest 4.29%             **        178,394,262

                                                                                                                       -------------
     TOTAL                                                                                                     **      2,090,494,417
                                                                                                                       =============

*    Party-in-interest to the Plan

** Cost information is not required for participant directed investments and, therefore, is not included.